Filed by Time Warner Cable Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

(Commission File No. 001-33335)

On February 13, 2014, the Chairman and Chief Executive Officer of Time Warner Cable Inc. distributed the following email to employees:

From the Desk of Rob Marcus: Time Warner Cable and Comcast Agree to Merge

Team:

Just a few minutes ago, we announced an agreement to merge with Comcast Corporation (see the press release that was issued here). This is a historic day for our company and for each of us. With the combination of Time Warner Cable and Comcast, we are creating what is without question the world’s preeminent cable, telecommunications and entertainment company.

For many months now, you have heard me say that I am committed to three things: making TWC a truly great company, delivering outstanding customer experiences, and maximizing shareholder value. This transaction accomplishes all three.

Comcast and Time Warner Cable have been behind all of the industry’s most important innovations of the last 25 years and this merger will accelerate the pace of that innovation. Brian Roberts, Neil Smit, Mike Angelakis and the Comcast management team have built a great company, and together with Time Warner Cable it will be even better.

Comcast shares our values and our commitment to delivering outstanding customer experiences. The combined company will have the scale to deliver an even faster pace of innovation, especially in the hyper-competitive video business. The new company also will be much better positioned to compete against much larger competitors in Business Services, and our advertising clients will be able to reach consumers more efficiently. And the combined Comcast and Time Warner Cable is committed to investing in a state of the art network that is fast, reliable and provides a foundation for superior customer service.

It goes without saying that this transaction is terrific for our shareholders, who are receiving a fitting price for what I believe is one of the finest collection of assets and best team of employees in the business.

I must admit, I am sad that I won’t be leading this company into its very bright future, but I assure you that this transaction is in the best interests of our employees as well. Comcast will need talented, motivated people to run these cable systems – and we have those in abundance. The vast majority of you will not only retain your jobs, but many will also discover new growth opportunities as you progress in your career with the new company.

It will likely take some time for this merger to close. From now through closing, I am committed to making TWC a great company and I’m counting on you to do the same by delivering on the plan we discussed at the recent town hall meeting. We’ve created terrific momentum together, and nothing would make me prouder than to complete this merger with our company in the best shape it’s ever been in.

I know you’ll have a lot of questions, so I’ve set up a special email box. ask.twc@twcable.com, and we’ll use Channel You to answer as many as we can, as quickly as we can.

Thank you for your patience as we’ve ridden a crazy rollercoaster over the past eight months. I continue to be proud to be your CEO.

All the best,

Rob

Important Information For Investors And Shareholders

In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24,

2013 and August 16, 2013. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Comcast and Time Warner Cable assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.